Via Facsimile and U.S. Mail
Mail Stop 4720

August 17, 2009

Donald P. Lofe, Jr.
Executive Vice President and Chief Financial Officer
The PMI Group, Inc.
3003 Oak Road
Walnut Creek, CA 94597

Re: The PMI Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File Number: 001-13664

Dear Mr. Lofe,

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton Tartar
Accounting Branch Chief